UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 31)1

Steel Connect, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

858098 10 6

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

HANDY & HARMAN LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,940,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,940,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,940,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

WHX CS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,940,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,940,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,940,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,101,499(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,101,499(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,101,499(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.1%
14	TYPE OF REPORTING PERSON

CO

(1) Includes 5,918,794 Shares underlying Series E Preferred Stock.

4

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

WF ASSET CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,242,535
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,242,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,242,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.1%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

WEBFINANCIAL HOLDING CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		202,702,108(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

202,702,108(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

202,702,108(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.9%
14	TYPE OF REPORTING PERSON

CO

(1) Consists of 17,857,143 Shares underlying Series C Preferred Stock, 178,972,524 Shares underlying Series E Preferred Stock and 5,872,441 Shares underlying 2024 Note.

6

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		226,803,607(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

226,803,607(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,803,607(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

84.2%
14	TYPE OF REPORTING PERSON

PN

(1) Includes 17,857,143 Shares underlying Series C Preferred Stock, 184,891,318 Shares underlying Series E Preferred Stock and 5,872,441 Shares underlying 2024 Note.

7

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		226,803,607(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

226,803,607(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,803,607(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

84.2%
14	TYPE OF REPORTING PERSON

OO

(1) Includes 17,857,143 Shares underlying Series C Preferred Stock, 184,891,318 Shares underlying Series E Preferred Stock and 5,872,441 Shares underlying 2024 Note.

8

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,101,499(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,101,499(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,101,499(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.1%
14	TYPE OF REPORTING PERSON

OO

(1) Includes 5,918,794 Shares underlying Series E Preferred Stock.

9

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		226,803,607(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

226,803,607(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,803,607(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

84.2%
14	TYPE OF REPORTING PERSON

CO

(1) Includes 17,857,143 Shares underlying Series C Preferred Stock, 184,891,318 Shares underlying Series E Preferred Stock and 5,872,441 Shares underlying 2024 Note.

10

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,654,585
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,654,585
	10	SHARED DISPOSITIVE POWER

60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,714,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

12

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		931,514
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

931,514
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

931,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 858098 10 6

The following constitutes Amendment No. 31 to the Schedule 13D filed by the undersigned (“Amendment No. 31”). This Amendment No. 31 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by Handy & Harman Ltd., a Delaware corporation (“HNH”), WHX CS Corp., a Delaware corporation (“WHX CS”), Steel Excel Inc., a Delaware corporation (“Steel Excel”), WF Asset Corp., a Delaware corporation (“WF Asset”), WebFinancial Holding Corporation, a Delaware corporation (“WebFinancial”), Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”), Warren G. Lichtenstein, Steel Partners, Ltd., a Delaware corporation (“SPL”), and Jack L. Howard. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Holdings owns 99% of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings and owns 100% of the outstanding shares of common stock of WebFinancial. Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Accordingly, for purposes of this statement, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares beneficially owned by SPHG Holdings and WebFinancial.

HNH owns 100% of the outstanding shares of common stock of WHX CS. Steel Excel owns 100% of the outstanding shares of common stock of HNH and is a majority shareholder of WF Asset. SPHG Holdings owns 100% of the outstanding shares of common stock of Steel Excel. Accordingly, for purposes of this statement, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares beneficially owned by Steel Excel, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the Shares owned directly by WF Asset, and each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and HNH may be deemed to beneficially own the Shares owned directly by WHX CS.

Warren G. Lichtenstein, Executive Chairman of Steel Holdings GP, is the Interim Chief Executive Officer and the Executive Chairman of the Issuer. Mr. Lichtenstein is the Chief Executive Officer of SPL. Accordingly, for purposes of this statement, Mr. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

Jack L. Howard, President and a director of each of Steel Holdings GP, HNH, WHX CS, Steel Excel, WebFinancial and WF Asset, is a director of the Issuer.

Each Reporting Person disclaims beneficial ownership of the Shares owned directly by another Reporting Person, except to the extent of his or its pecuniary interest therein.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of HNH, (ii) the executive officers and directors of WHX CS, (iii) the executive officers and directors of SPL, (iv) the executive officers and directors of Steel Holdings GP, (v) the executive officers and directors of Steel Excel, (vi) the executive officers and directors of WebFinancial, and (vii) the executive officers and directors of WF Asset. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

14

CUSIP No. 858098 10 6

(b)       The principal business address of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)        HNH is a diversified manufacturer of engineered niche industrial products. WHX CS is a holding company. SPL is a holding company. Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies. The principal business of SPHG Holdings is holding securities for the account of Steel Holdings. The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates. The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Steel Excel is a global diversified company that engages or has interests in a variety of operating businesses. WebFinancial and WF Asset are holding companies. The principal occupation of Warren G. Lichtenstein is serving as Executive Chairman of Steel Holdings GP and Interim Chief Executive Officer of the Issuer. The principal occupation of Jack L. Howard is serving as the President of Steel Holdings GP and serving as a principal of Mutual Securities, Inc., a registered broker dealer.

(d)        No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Each of the individuals who are Reporting Persons or listed on Schedule A is a citizen of the United States of America. Each of the entities who are Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 12,242,535 Shares owned directly by WF Asset is approximately $43,123,381, including brokerage commissions. Such Shares were acquired with the working capital of HNH, SPHG Holdings and Steel Holdings prior to being transferred to WF Asset. The 5,940,170 Shares owned directly by WHX CS were transferred to WHX CS by its parent HNH.

The aggregate purchase price of the 35,000 shares of Series C Convertible Preferred Stock of the Issuer (the “Series C Preferred Stock”) owned directly by WebFinancial is $35,000,000. The aggregate purchase price of the 7.50% Convertible Senior Note due 2024 of the Issuer (the “2024 Note”) owned directly by WebFinancial is $13,940,000. The Series C Preferred Stock and 2024 Note were acquired with the working capital of SPHG Holdings prior to being transferred to WebFinancial. The 3,500,000 shares of Series E Convertible Preferred Stock of the Issuer (the “Series E Preferred Stock”) owned directly by each of WebFinancial and Steel Excel were acquired pursuant to the Exchange Agreement discussed in Item 4.

15

CUSIP No. 858098 10 6

The aggregate purchase price of the 60,000 Shares owned directly by SPL is approximately $411,192, including brokerage commissions. The Shares owned directly by SPL were acquired with the working capital of SPL.

Mr. Lichtenstein directly beneficially owns 1,654,585 Shares (including 77,668 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of 10,000 Shares owned directly by Mr. Howard is approximately $68,530, including brokerage commissions. Mr. Howard directly beneficially owns an additional 921,514 Shares (including 77,668 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 30, 2023, Steel Excel and WebFinancial (the “Exchanging Parties”) transferred and exchanged an aggregate of 3,597,744 shares of common stock of Aerojet Rocketdyne Holdings, Inc. (the “Aerojet Shares”) held by the Exchanging Parties for 3,500,000 shares of newly created Series E Preferred Stock (such exchange and related transactions, the “Transaction”) having a liquidation preference equal to $58.1087 per share pursuant to a Transfer and Exchange Agreement dated as of April 30, 2023 by and among Steel Holdings, the Issuer and the Exchanging Parties (the “Exchange Agreement”). The terms, rights, obligations and preferences of the Series E Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock filed as Exhibit 3.1 to the Form 8-K filed by the Issuer with the SEC on May 1, 2023 (the “Certificate of Designation”).

Pursuant to the Exchange Agreement, the Issuer will call a stockholders’ meeting (the “Stockholder Meeting”) to consider and vote upon the rights of the Series E Preferred Stock to vote and receive dividends together with the Shares on an as-converted basis and the issuance of Shares upon conversion of the Series E Preferred Stock by the holders at their option, pursuant to the rules and regulations of Nasdaq (the “Nasdaq Proposal”) and any other matters which, following the closing of the Transaction, the Issuer’s Board of Directors deems appropriate to consider and vote upon at the Stockholder Meeting. Upon approval by the Issuer’s stockholders, the Series E Preferred Stock will be convertible into an aggregate of 184,891,318 Shares, subject to adjustment as set forth in the Certificate of Designation, and will vote together with the Shares and participate in any dividends paid on the Shares (except as described below), in each case, on an as-converted basis.

Concurrently with the execution of the Exchange Agreement, Steel Holdings, Steel Excel, WebFinancial, WHX CS, WF Asset, SPL, Warren G. Lichtenstein and Jack L. Howard (together, the “SP Investors”) and the Issuer entered into a Stockholders’ Agreement dated as of April 30, 2023 (the “Stockholders’ Agreement”).

Pursuant to the Stockholders’ Agreement, the parties agreed to the following relating to the governance of the Issuer:

(i) the Issuer’s Board of Directors shall consist of seven directors;

(ii) the Issuer’s Board of Directors shall maintain such committees as may be required by the Securities and Exchange Commission (“SEC”) rules and regulations and the applicable rules and listing standards of the applicable stock exchange, including an audit committee consisting of at least three independent directors (the “Independent Audit Committee”);

16

CUSIP No. 858098 10 6

(iii) if the Issuer ceases to be an SEC reporting company prior to the date that any person or group of related persons owns 100% of the equity securities of the Issuer (the “Final Sunset Date”), the Issuer’s Board of Directors shall have an audit committee comprised of at least three directors with at least one member that qualifies as an independent director under SEC and applicable exchange requirements and all remaining directors must not be affiliated with the Reporting Persons (the “Disinterested Audit Committee”);

(iv) the Issuer will create a transaction committee comprised of directors and senior management of the Issuer that will propose, consider and evaluate potential strategic transactions for the Issuer that increase stockholder value; and

(v) the charter and bylaws of the Issuer shall not be amended in any manner inconsistent with, or which would nullify or impair the terms of, the Stockholders’ Agreement, prior to the date specified in the Stockholders’ Agreement without the prior approval of the Independent Audit Committee or Disinterested Audit Committee, as applicable.

The Stockholders’ Agreement further provides that (A) prior to September 1, 2025, the prior approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable, is required for the following: (i) a voluntary delisting of the Shares from the applicable stock exchange or a transaction (including a merger, recapitalization, stock split or otherwise) which results in the delisting of the Shares, the Issuer ceasing to be an SEC reporting company, or the Issuer filing a Form 25 or Form 15 or any similar form with the SEC; (ii) an amendment to the terms of the Management Services Agreement (the “Services Agreement”) dated June 14, 2019, by and between the Issuer and Steel Services Ltd.; and (iii) any related party transaction between the Issuer and the SP Investors and their subsidiaries and affiliates; (B) prior to September 1, 2028, the prior approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable, is required for the Issuer’s Board of Directors to approve a going private transaction pursuant to which Steel Holdings or its subsidiaries or affiliates acquires the outstanding Shares they do not own (or any alternative transaction that would have the same impact); and (C) until the Final Sunset Date, the prior approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable, is required (i) for the Issuer’s Board of Directors to approve a short-form or squeeze-out merger between the Issuer and the SP Investors; or (ii) prior to any transfer of equity interests in the Issuer by the members of the SP Group (as defined in the Stockholders’ Agreement) if such transfers would result in 80% of the voting power and value of the equity interests in the Issuer that are held by the members of the SP Group being held by one corporate entity.

The Stockholders’ Agreement also provides that 70% of the net proceeds received by the Issuer upon resolution of the Reith v. Lichtenstein, et al., C.A. No. 2018-0277-MTZ (Del. Ch. 2018) class and derivative action will be distributed to the Issuer’s stockholders with the Reporting Persons agreeing to waive their portion of any such distribution to the extent of any Shares held as of the date of the Stockholders’ Agreement or issuable upon conversion of the Series E Preferred Stock held by the SP Investors and the Series C Preferred Stock and the 2024 Note.

Any amendment of the Stockholders’ Agreement by the Issuer prior to the Final Sunset Date requires the approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable.

Concurrently with the execution of the Exchange Agreement, the Issuer and the SP Investors entered into a Voting Agreement, dated as of April 30, 2023 (the “Voting Agreement”). Pursuant to the terms and conditions set forth in the Voting Agreement, each SP Investor has agreed to (i) vote, or cause to be voted, all securities of the Issuer beneficially owned by each such SP Investor for the approval of the Nasdaq Proposal and against any transaction or proposal that may delay, impair or nullify approval of the Nasdaq Proposal; (ii) not enter into an agreement to vote in a manner inconsistent with the foregoing; and (iii) not transfer Shares and Subject Shares (as defined in the Stockholders’ Agreement), without the prior consent of the Issuer’s audit committee, subject to certain standard exceptions. As the Reporting Persons currently own more than a majority of the voting power of the Issuer, approval of the Nasdaq Proposal is assured.

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The Issuer’s Board of Directors, acting on the unanimous recommendation of a strategic planning committee of the Issuer’s Board of Directors consisting solely of independent and disinterested directors of the Issuer (the “Strategic Planning Committee”), approved the Transaction. The Strategic Planning Committee exclusively negotiated the terms of the Transaction with Steel Holdings, with the assistance of its independent legal counsel and financial advisors, which also issued a fairness opinion with respect to the Transaction.

Subject to Mr. Lichtenstein’s and Mr. Howard’s fiduciary duties as directors of the Issuer, the Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time. As part of its periodic evaluation of its investment in the Issuer, and subject to the Stockholders’ Agreement, the Reporting Persons intend to engage in discussions with the Issuer’s management and Board that may relate to the business, operations, strategic plans, governance and board composition and the future of the Issuer. The summary above is qualified in its entirety by reference to the Exchange Agreement, the Stockholders’ Agreement and the Voting Agreement referenced hereto as Exhibits 99.2, 99.3 and 99.4, respectively.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 60,784,589 Shares outstanding as of March 31, 2023, as disclosed in the Exchange Agreement.

As of the close of business on the date hereof, WF Asset owned directly 12,242,535 Shares, constituting approximately 20.1% of the Shares outstanding. By virtue of their relationship with WF Asset discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the Shares owned directly by WF Asset.

As of the close of business on the date hereof, WHX CS owned directly 5,940,170 Shares, constituting approximately 9.8% of the Shares outstanding. By virtue of their relationship with WHX CS discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and HNH may be deemed to beneficially own the Shares owned directly by WHX CS.

As of the close of business on the date hereof, WebFinancial beneficially owned (i) 17,857,143 Shares underlying the Series C Preferred Stock owned directly by WebFinancial, (ii) 178,972,524 Shares underlying the Series E Preferred Stock owned directly by WebFinancial, and (iii) 5,872,441 Shares underlying the 2024 Note owned directly by WebFinancial, constituting approximately 76.9% of the Shares.1 By virtue of their relationship with WebFinancial discussed in further detail in Item 2, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares underlying the Series C Preferred Stock, Series E Preferred Stock and 2024 Note owned directly by WebFinancial.

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CUSIP No. 858098 10 6

As of the close of business on the date hereof, Steel Excel beneficially owned 5,918,794 Shares underlying the Series E Preferred Stock owned directly by Steel Excel, which, in addition to the Shares owned directly by WF Asset that Steel Excel may also be deemed to beneficially own, constitute approximately 36.1% of the Shares.1 By virtue of their relationship with Steel Excel discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares underlying the Series E Preferred Stock owned directly by Steel Excel.

As of the close of business on the date hereof, SPL owned directly 60,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

As of the close of business on the date hereof, Warren G. Lichtenstein owned directly 1,654,585 Shares (including 77,668 unvested restricted Shares), which, in addition to the Shares owned directly by SPL that Mr. Lichtenstein may also be deemed to beneficially own, constitute approximately 2.8% of the Shares outstanding.

As of the close of business on the date hereof, Jack L. Howard owned directly 931,514 Shares (including 77,668 unvested restricted Shares), constituting approximately 1.5% of the Shares outstanding.

This statement reports beneficial ownership of an aggregate of 229,449,706 Shares, including (i) 17,857,143 Shares underlying Series C Preferred Stock, (ii) 184,891,318 Shares underlying Series E Preferred Stock, and (iii) 5,872,441 Shares underlying the 2024 Note, constituting approximately 85.2% of the Shares.1

(b)       Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and WF Asset may be deemed to have shared power to vote and dispose of the Shares owned directly by WF Asset. Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel, HNH and WHX CS may be deemed to have shared power to vote and dispose of the Shares owned directly by WHX CS. Each of Steel Holdings, SPHG, Steel Holdings GP and WebFinancial may be deemed to have shared power to vote and dispose of the Shares underlying the Series C Preferred Stock, Series E Preferred Stock and 2024 Note owned directly by WebFinancial (although the Series E Preferred Stock is not currently convertible into Shares or votable). Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to have shared power to vote and dispose of the Shares underlying the Series E Preferred Stock owned directly by Steel Excel (although the Series E Preferred Stock is not currently convertible into Shares or votable). Each of SPL and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Shares owned directly by SPL. Each of Messrs. Lichtenstein and Howard may be deemed to have sole power to vote and dispose of all Shares he directly owns (although the unvested restricted Shares may not be disposed until they vest).

(c)       Reference is made to the transactions in securities of the Issuer relating to the Exchange Agreement discussed in Item 4. In addition, on April 1, 2023, the Issuer awarded to each of Messrs. Lichtenstein and Howard, in his capacity as a director of the Issuer, 22,553 restricted Shares, which vest on April 1, 2024, provided that he remains a director of the Issuer on such vesting date. There have been no other transactions by the Reporting Persons in the securities of the Issuer during the past 60 days.

1This is not based solely on the number of outstanding Shares, but calculated pursuant to Rule 13d-3(d) of the Exchange Act.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Exchange Agreement, the Stockholders’ Agreement and the Voting Agreement defined and described in Item 4.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description
99.1	Joint Filing Agreement, dated May 2, 2023, by and among the Reporting Persons (filed herewith).
99.2	Transfer and Exchange Agreement, dated as of April 30, 2023, by and among Steel Partners Holdings L.P., Steel Excel, Inc., WebFinancial Holding Corporation and Steel Connect, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Steel Partners Holdings L.P. with the Securities and Exchange Commission on May 1, 2023).
99.3	Stockholders’ Agreement, dated as of April 30, 2023, by and among Steel Connect, Inc., Steel Partners Holdings L.P. and the other stockholders signatory therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Steel Partners Holdings L.P. with the Securities and Exchange Commission on May 1, 2023).
99.4	Voting Agreement, dated as of April 30, 2023, by and among Steel Connect, Inc., Steel Partners Holdings L.P., WebFinancial Holding Corporation, WHX CS, LLC, WF Asset Corp., Steel Partners, Ltd., Warren G. Lichtenstein and Jack L. Howard (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Steel Partners Holdings L.P. with the Securities and Exchange Commission on May 1, 2023).

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CUSIP No. 858098 10 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2023	HANDY & HARMAN LTD.

	By:	/s/ Maria Reda
Maria Reda Secretary

WHX CS CORP.

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL PARTNERS, LTD.

By:	/s/ Mario Marcon
Mario Marcon Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Maria Reda
Maria Reda Secretary

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Maria Reda
Maria Reda Secretary

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CUSIP No. 858098 10 6

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL EXCEL INC.

By:	/s/ Maria Reda
Maria Reda Secretary

WEBFINANCIAL HOLDING CORPORATION

By:	/s/ Maria Reda
Maria Reda Secretary

WF ASSET CORP.

By:	/s/ Maria Reda
Maria Reda Secretary

/s/ Maria Reda
MARIA REDA as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Maria Reda
MARIA REDA as Attorney-In-Fact for Jack L. Howard

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CUSIP No. 858098 10 6

SCHEDULE A

Executive Officers and Directors of Handy & Harman Ltd.

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jason Wong, Senior Vice President, Treasurer and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 10 6

Executive Officers and Directors of WHX CS Corp.

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jason Wong, Senior Vice President, Treasurer and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 10 6

Executive Officers and Directors of Steel Partners, Ltd.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chief Executive Officer	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, Director and President	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Mario Marcon, Chief Financial Officer	Employee of Steel Services, Ltd., a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 10 6

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Executive Chairman and Director	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jason Wong, Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Lon Rosen, Director	Executive Vice President and Chief Marketing Officer for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
John P. McNiff, Director	Chairman of Discovery Capital Management, LLC, a multi-strategy hedge fund	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
James Benenson III, Director	Director and Co-President of Summa Holdings, Inc. (“Summa”), a holding company, and director and Co-President of Industrial Manufacturing Company and Industrial Manufacturing Company International, subsidiaries of Summa that own various diversified industrial businesses	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Eric P. Karros, Director	Television analyst for FOX Sports and works for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Rory H. Tahari, Director	Co-founder, State of Mind Partners, a strategic branding and investment firm	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 10 6

Executive Officers and Directors of Steel Excel Inc.

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jason Wong, Senior Vice President, Treasurer and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 10 6

Executive Officers and Directors of WebFinancial Holding Corporation

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jason Wong, Senior Vice President, Treasurer and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 10 6

Executive Officers and Directors of WF Asset Corp.

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jason Wong, Senior Vice President, Treasurer and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022